Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

Information Circular IC17-005 February 3, 2017

CBOE Launches S&P 500 Range-Bound Premium Income Index (SPRI)

     On Tuesday, CBOE announced the launch of the S&P 500 Range-Bound Premium Income Index (SPRISM).

     The CBOE S&P 500 Range-Bound Premium Income Index measures the performance of a hypothetical portfolio of short-term Treasury bills and exchange-traded FLexible EXchange® (FLEX®) options based on the S&P 500® Index (SPX).

     The SPRI Index is designed to track the returns of an investment that, over a period of approximately one month, seeks to provide a target level of premium income while at the same time minimizing the risk of loss through the use of options positions.

January 2017 Volume Recap

     January consolidated options and futures volume for CBOE, C2 and CFE totaled 97.8M contracts. Average daily volume (ADV) was 4.9M contracts, up 7% from December 2016 and down 10% from January 2016.

Total Volume	Jan 2017	Jan 2016	% Chg	Dec 2016	% Chg
HOLDINGS	97.8M	103M	-5%	96.1M	+2%
CBOE	82.7M	90.8M	-9%	82.6M	--
C2	10.4M	7. 0M	+49%	9.3M	+12%
CFE	4.7M	5.2M	-10%	4.3M	+9%

CBOE

     January volume totaled 82.7M contracts at CBOE.  ADV was 4.1M contracts, an increase of 5% from December 2016, and a decrease of 13% from a year ago.

C2

     Total volume at C2 during January was 10.4M contracts. ADV was 520,409 contracts, up 18% from December 2016 and 41% from January 2016.

CFE

     Total volume at CFE during January was 4.7M contracts. ADV was 233,707 contracts, up 15% from December 2016 and down 14% from a year ago.

CBOE S&P 500 PutWrite Index (PUT) Closes at  All-Time Highest Month-End Level

     On Tuesday, the CBOE S&P 500 PutWriteSM Index (PUT) closed at 1701.01, its all-time highest month-end closing level.

     The PUT Index is designed to represent a cash-secured SPX put options-selling strategy. Over the past three decades, the PUT Index had higher returns and lower returns than many key indexes.

     In the past year, the PUT Index has been increasingly used as a benchmark for performance by pension funds and an ETF provider.

Open Outcry Crossing Information Session

     On Wednesday, February 22, CBOE’s Regulatory Division will host an informal meeting for floor traders and compliance personnel to answer questions related to open-outcry crossing.

     Questions that you would like to see addressed should be submitted no later than February 15. Refer to CBOE Regulatory Circular RG17-014 on the CBOE website for more information.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC17-005 February 3, 2017

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com